Janux Therapeutics, Inc.

10955 Vista Sorrento Parkway, Suite 200
San Diego, California 92130

September 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory

Re: Janux Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-266720

Request for Acceleration of Effective Date

Requested Date: September 19, 2022

Requested Time: 4:00 p.m. Eastern Time

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Janux Therapeutics, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on September 19, 2022, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth J. Rollins of Cooley LLP, counsel to the registrant, at (858) 550-6136, or in his absence, Edmond J. Lay of Cooley LLP at (858) 550-6166. Thank you for your assistance.

Very truly yours,
Janux Therapeutics, Inc.
/s/ Tighe Reardon
By:	Tighe Reardon
Title:	Acting Chief Financial Officer